VIA EDGAR

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention: Larry Spirgel, Assistant Director

Re: Mobile TeleSystems OJSC
Form 20-F for the fiscal year ended December 31, 2012
Filed April 19, 2013
File No. 1-15094

To Whom It May Concern:

Mobile TeleSystems OJSC (the “Company”) is submitting this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated August 21, 2013, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on April 19, 2013 (the “2012 Form 20-F”).

Below are the Company’s responses. For the convenience of the Staff, the Company has included each of the Staff’s comments in this letter in italicized form before its corresponding response.

Note 4. Operation in Uzbekistan, page F-28

1.              We note that it is reasonably possible that the estimate of the claims will change in the new term due to future events impacting the amount and probability of the exposure associated with your operation in Uzbekistan. In this regard, please revise to disclose the amount or range of reasonably possible losses in excess of amounts accrued or disclose that the amount cannot be reasonably estimated. Please also clarify what the outstanding balance of $264.4 million of claims represents. For example, if this represents the amount of possible losses above amounts accrued, revise to clarify.

Response:

The Company respectfully advises the Staff that, as disclosed on page F-29 of the 2012 Form 20-F, according to the decision of the Tashkent City Criminal Court on November 8, 2012 the total amount of damages calculated on the basis of all previously existing claims against Uzdunrobita was $587 million, to be payable in equal installments over eight months. This represents the maximum amount that the Company would need to pay in order to settle all previously existing claims and resume operations in the local market.

As the Company disclosed on page F-29 of the 2012 Form 20-F, a liability of $418.3 million relating to these claims was recorded. This amount was recorded in accordance with ASC 450-20-30-1, since management believed that no estimate within the range (considered to be $418.3 million to $587 million, the maximum amount) was more likely than any other.

The Company supplementally  advises the Staff that the outstanding balance of the claims of $264.4 million represents the aforementioned liability of $418.3 million less amounts paid prior to year end (namely $6.4 million from Uzdunrobita bank accounts which was used by the Uzbek state to settle its alleged liabilities under these claims, and two scheduled instalments totalling $147.5 million which were paid by the Company to the authorities in November and December 2012, in order to comply with the Appeal Decision).

Further to the discussion above, the Company respectfully advises the Staff that, subsequent to April 19, 2013, the date on which the Company’s 2012 Form 20-F was filed, the Tashkent Economic Court declared Uzdunrobita bankrupt and on April 22, 2013, liquidation procedures were initiated. In accordance with local liquidation procedures, Uzdunrobita’s CEO was relieved of his duties as of the date of the court ruling, and the oversight and governance of Uzdunrobita was transferred to a liquidation administrator, who then took control of Uzdunrobita. Since the Company lost control over the subsidiary, it deconsolidated Uzdunrobita as of April 22, 2013, in accordance with accounting guidance in ASC 810-10 Consolidation. Management does not expect any further losses associated with the Company’s investment in Uzdunrobita or operations in Uzbekistan (including any further losses to settle the aforementioned claims, in excess of provisions already recognised). A more complete explanation of these developments and the associated impact on the consolidated financial statements of the Group were included in the Form 6-K filings on April 24, 2013 and August 20, 2013.

As a consequence of recent events, disclosures in future filings in relation to Uzdunrobita will be significantly different from those included in the Company’s 2012 Form 20-F.  In response to the Staff’s comment, the Company will ensure that such disclosures comply fully with 450-20 — Contingencies — Loss Contingencies, including the requirement to disclose the amount or range of reasonably possible losses in excess of amounts accrued.

Note 29. Commitments and Contingences, page F-67

2.              We refer to your unconditional purchase agreement with Apple Sales International to buy 1.5 million iPhone handsets at list prices at the dates of respective purchases over a three year period. In your risk factor disclosure on the page 40, you state that it is possible that Apple Sales International may bring a claim against you, which could have a material adverse effect on our financial condition and results of operations. Please tell us how you evaluate this loss contingency in accordance with ASC 450-20-25.

If there is at least a reasonable possibility that a loss exceeding amount already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing qualified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to 450-20-50.

Response:

The Company respectfully advises the Staff that in the risk factor disclosure section on page 40 of the 2012 Form 20-F, use of the term “possible” is not intended to communicate the same meaning given to

“reasonably possible” in ASC 450-20-20, but, rather, should be interpreted only as communicating the general existence of such a risk to a prospective investor.  In future filings, such reference will be amended to reflect the Company’s conclusion that the possibility of a loss related to such unconditional purchase agreement is remote, to avoid any potential confusion with the relevant accounting conclusions.

The related disclosure in note 29 of the consolidated financial statements, which the Company wishes to retain, will also be amended to clarify this.  A draft of the Company’s proposed disclosure for its next Form 20-F (to the extent the current facts and circumstances still apply at that time) is shown below for your reference (additional disclosure is underlined for convenience only):

Agreement with Apple — In August 2008, the Group entered into an unconditional purchase agreement with Apple Sales International to buy 1.5 million iPhone handsets at list prices at the dates of respective purchases over a three year period. Pursuant to the agreement the Group was also required to incur certain iPhone promotion costs. The Group did not fulfill its total purchase installment contemplated by the agreement prior to its expiration.  As of December 31, 2012, the Group had acquired 40.6% of its total purchase installment contemplated by the agreement. The cash paid for handsets purchased under the agreement for the years ended December 31, 2012, 2011 and 2010 amounted to $81.8 million, $140.8 million and $79.4 million, respectively. The purchase agreement expired on September 30, 2012.  Management believes that a remote possibility exists that Apple Sales International will bring a claim against the Group as a result of its not having fulfilled the required purchase commitments under the agreement, whereby such claim could have a material adverse effect on the Group’s financial condition and results of operations.  A reasonable estimate of any potential loss with respect to the remotely possible claim cannot be made.

***

In connection with the above response, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact our investor relations department at +7 495 223 20 25 or via email at ir@mts.ru.

Kind regards,

Alexey Kornya

Vice-President, Finance & Investment

Chief Financial Officer

Mobile TeleSystems OJSC